Pedro Perez Niklitschek
PN Med Group Inc.
June 13, 2012
Page 1

June 14, 2012

Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
John Reynolds
Assistant Director

Re: PN Med Group Inc.
    Registration Statement on Form S-1/A
    Filed June 4, 2012
    File No. 333-181229

As per your comments dated June 13, 2012 please see the following responses:

PROSPECTUS COVER PAGE

1. We reissue comment 4 from our letter dated May 23, 2012. Please disclose the duration of the offering on the cover page. See Item 501(b)(8)(iii) of Regulation S-K. In addition, we note the disclosure on page four that the duration of the offering is the earlier of the date when you sell all of the shares in this offering or the board determines to terminate the offering. Such indeterminate duration is inconsistent with Rule 415(a)(2) of Regulation C. Please revise the duration accordingly. Please provide revisions which are responsive to our comment.

     RESPONSE: We have revised the duration of this offering to two years from the initial effective date of this offering.

Pedro Perez Niklitschek
PN Med Group Inc.
June 13, 2012
Page 2


PROSPECTUS SUMMARY, PAGE 3

2. We note your response to comment 10 in our letter dated May 23, 2012, and we reissue the comment. To this extent, we note your reference within this section and on page 13 to your "clients." Since you currently have no clients, please remove these references from your document or qualify such references by noting that these are potential clients.

     RESPONSE: We have made the revisions throughout the disclosure.

RISK FACTORS, PAGE 5

3. We note your response to comment 9 in our letter dated May 23, 2012 and that you have deleted the referenced risk factors. Given that you have no revenues, limited assets, and your registered certified public accountants have issued an opinion expressing substantial doubt about your ability to continue as a going concern, it appears that your limited operations and the likelihood that you will incur losses for the foreseeable future still represent material risks to investors. Without referring to your business as a transportation company, please include a risk factor which discusses these risks as they apply to your business.

     RESPONSE: We have included the following risk factor:

     WE HAVE NO REVENUE AND LIMITED ASSETS

     We have no revenue and limited assets and our registered certified public accountants have issued an opinion expressing substantial doubt about our ability to continue as a going concern; our limited operations and the likelihood that we will incur losses for the foreseeable future represent material risks to our potential investors.

USE OF PROCEEDS, PAGE 9

4. We reissue comment 14 from our letter dated May 23, 2012. Please revise to describe the order or priority for your various uses of proceeds in each of the offering scenarios. We also note your statement on page 3 that if you raise less than 25% of the offering, you will spend your proceeds as described in the $25,000 scenario. Please clarify whether you will allocate your proceeds pro rata to the uses described in the $25,000 or whether you will seek to make certain expenditures before others.

     RESPONSE: We have revised our Use of Proceeds table to state the priority for each of our scenarios. We also clarified that if we raise less than 25% of the offering we will allocate our proceeds pro rata to the uses described in the $25,000 scenario.

Pedro Perez Niklitschek
PN Med Group Inc.
June 13, 2012
Page 3


5. Please reconcile the disclosure in the narrative following the use of proceeds table with the information in the table. For instance, you state on page 10 that if you raise $100,000, the order supplies and equipment expenses will increase to $50,000. However, the table reflects an allocation of $62,000 at this level of proceeds. Similarly, we note the inconsistency between the table and the disclosure for the web development at the $50,000 level of proceeds.

     RESPONSE: We have reconciled our disclosure accordingly to the Use of Proceeds table.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 12

PLAN OF OPERATION, PAGE 12

6. Please revise this section for consistency within this section and with your Use of Proceeds section. For example, the disclosure on page 13 regarding establishing an office is not consistent with the table on page 12 or the use of proceeds table. Please revise these sections for consistency or revise your plan of operations to describe the specifics of what you intend to do with the additional funds raised.

     RESPONSE: We have revised our Plan of Operation section for consistency with our Use of Proceeds section.

7. We note your response to comment 18 in our letter dated May 23, 2012. Given that you are substantially dependent upon raising funds in this offering, please revise to explain how you intend to meet each of your milestones if you cannot raise adequate funding.

     RESPONSE: We have revised that if we only sell 25% or less of our offered shares we will require an additional investment to cover expenses for the year. Mr. Nitlitschek informally agreed to advance us the funds for professional fees and operating expenses; however, he has not formally agreed to do so and therefore not legally obligated to provide such funding.

8. Please reconcile the disclosure on page 14 that Kangtai is our exclusive distributor of medical devices, with the agreement filed as exhibit 10.1, which reflects that PN Med Group is the distributor.

     RESPONSE: We have reconciled the disclosure to state that Kangtai is our supplier and PNMG is the distribution company.

DESCRIPTION OF BUSINESS, PAGE 17

9. We reissue comment 21 in our letter dated May 23, 2012. We note your disclosure in this section that you intend to pay Mr. Niklitschek $0.25 per kilometer driven in the delivery of your products. Please revise your plan of operation to include this expense. Please note that the plan of operations should discuss all the expenses associated with the business plan to commence operations, not just those that would be provided for from the proceeds of the offering. Please revise the plan of operations accordingly.

     RESPONSE: We have revised our plan of operations accordingly to include the statement in question.

Pedro Perez Niklitschek
PN Med Group Inc.
June 13, 2012
Page 4


10. We reissue comment 23 in our letter dated May 23, 2012. We continue to note the statement on page 20 that you do not have any employees. Please reconcile with the disclosure on page 28 regarding your executive officers.

     RESPONSE: We have reconciled our disclosure to state that we have two employees: Mr. Niklitschek, our president and Miguel Molina Urra, our secretary.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 22

11. We note your response to comment 2 in our letter dated May 23, 2012 and we reissue the comment. We are currently unable to locate the revisions referenced in your response. Please provide the information required by
     Item 404(a) of Regulation S-K or tell us where such information is provided in your document.

     RESPONSE: We have now disclosed the relationship of the shareholder who provided the loan, the date and the dollar value. We have disclosed that the loan was provided free of charge by the shareholder because being a majority shareholder it is in his interest that the company succeeds in its business endeavors.

     Sincerely,


     /s/ Pedro Perez Niklitschek
     -----------------------------------
     Pedro Perez Niklitschek
     President
     PN Med Group Inc.